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September 3, 2010		Writer’s Direct Contact 212.468.8088 Nevans@mofo.com

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form S-4 for Sonic Solutions

File No. 333-168076

Dear Ms. Mills-Apenteng:

On behalf of our client, Sonic Solutions (the “Company”), we are responding to the comments provided orally to Nilene R. Evans of this office on September 2, 2010 by Ms. Stephani Bouvet with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) and this firm’s letter dated August 25, 2010 responding to the Staff’s comment letter dated August 9, 2010 (the “Original Comment Letter”).

In further explication of our response to the Staff’s Comment No. 5 contained in the Original Comment Letter, we supplementally advise the Staff that, other than the financial advisory services provided by Oppenheimer to DivX in connection with the proposed merger with Sonic, during the two-year period prior to the date of Oppenheimer’s opinion of June 1, 2010, DivX did not have any material relationships with Oppenheimer for which Oppenheimer received compensation.

In response to the Staff’s comment regarding the scope of the Morrison & Foerster LLP “legality” opinion filed as Exhibit 5.1 to the Registration Statement, we confirm that the reference to the Corporations Code of the State of California in the sentence, “The foregoing opinion is limited to the federal laws of the United States and the Corporations Code of the State of California, and we are expressing no opinion with respect to the laws of any other jurisdiction” includes the statutory provisions as well as relevant provisions of the California Constitution and reported judicial decisions interpreting those laws.

* * * * *

Maryse Mills-Apenteng

September 3, 2010

Page Two

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 468-8088.

Sincerely,

Nilene R. Evans

cc:	Stephani Bouvet

Paul F. Norris